EX-35.1
(logo) Bank of America

Bank of America
475 CrossPoint Parkway
PO Box 9000
Getzville, NY 14068-9000



Annual Statement as to Compliance
SAMI 2007-AR2


I, H. Randall Chestnut, Senior Vice President of Bank of America, N.A., (the "Company"), hereby certify as pursuant to section 2.04 of the Servicing Agreement between Bank of America, N.A., (the "Company") and EMC Mortgage Corporation (the "Assignor") that; (i) a review of Bank of America, N.A. activities during the 2007 year (or applicable portion thereof) and of its performance under the Agreement and any applicable Reconstitution Agreement during this period has been made under my supervision, and (ii) to the best of my knowledge, based on such review, Bank of America, N.A. has fulfilled all of its obligations under this Agreement and any applicable Reconstitution Agreement in all material respects throughout the 2007 calendar year.


March 1, 2008


By: /s/ H. Randall Chestnut
Name: H. Randall Chestnut
Title: Senior Vice President